Dorchester Minerals, L.P.

3838 Oak Lawn Avenue, Suite 300, Dallas, Texas 75219-4541,

Telephone (214) 559-0300, Facsimile (214) 559-0301

August 19, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Dorchester Minerals, L.P.
Registration Statement on Form S-3 Filed August 12, 2019 File No. 333-233220

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-3 be accelerated so that it becomes effective at 4:30 p.m., Eastern Time, on August 21, 2019 or as soon thereafter as practicable.

Please address any questions or comments with respect to this request to our counsel, Thompson & Knight LLP, by contacting Jesse Betts (telephone: (214) 969-1198; facsimile (214) 999-9240).

Very truly yours, DORCHESTER MINERALS, L.P.

By:	Dorchester Minerals Management LP,
its general partner

By:	Dorchester Minerals Management GP LLC,
its general partner

By:	/s/ Leslie A. Moriyama
Leslie A. Moriyama
Chief Financial Officer